[redacted]

SECURI ON

13011376

2/25/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2013
REGISTRATIONS BRANCH

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCE 500, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19762 MacARTHUR BLVD., SUITE 200
(No. and Street)

IRVINE (City) CALIFORNIA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON McCLINTOCK 949/253-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2013
REGISTRATIONS BRANCH
19

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/13

OATH OR AFFIRMATION

I, JON McCLINTOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCE 500, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature JON McCLINTOCK

CFO
Title

Notary Public

JULIE F. MORIN
Commission # 1862350
Notary Public - California
Orange County
My Comm. Expires Aug 23, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of [redacted]. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCE 500, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

FINANCE 500, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Finance 500, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Finance 500, Inc. (the Company) as of December 31, 2012, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finance 500, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 12-14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12-14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other

records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12-14 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 13, 2013

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents:		
Cash in banks		$ 1,803,728
Money market		239,152
Total cash and cash equivalents		2,042,880
Receivables:		
Commissions	$ 880,824	
Other	168,684	1,049,508
Marketable securities		21,143,043
Deposits		250,000
Property and equipment, at cost, less $255,772 of accumulated depreciation		47,775
Total assets		$ 24,533,206

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 170,481
Commissions payable		512,567
Payable to clearing organization		21,143,043
Total liabilities		21,826,091
Commitments		-
Stockholder's equity:		
Common stock, no par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	$ 15,000	
Additional paid-in capital	2,300,000	
Retained earnings	392,115	
Total stockholder's equity		2,707,115
Total liabilities and stockholder's equity		$ 24,533,206

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2012

Revenues:		
Commissions income		$ 11,602,996
Listed income fees		1,354,235
Rebate fees		3,811
Other income		146,762
Total revenues		13,107,804
Expenses:		
Commissions	$ 8,536,626	
Salaries	1,876,903	
Depreciation	46,258	
Rents	288,043	
Consulting and professional fees	263,994	
Communications	77,359	
Equipment costs and supplies	4,962	
Registration fees	122,516	
Insurance	251,692	
Pension contribution	54,046	
Business development	218,369	
Other operating expenses	1,413,527	
Total expenses		13,154,295
Income (loss) before income taxes		(46,491)
Income tax expense		800
Net income (loss)		$ (47,291)

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 15,000	2,300,000	439,406	2,754,406
Net income (loss) for the year ended December 31, 2012	-	-	(47,291)	(47,291)
Balance, at end of year	$ 15,000	2,300,000	392,115	2,707,115

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net income (loss)		$ (47,291)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 46,258	
(Increase) decrease		
Commissions receivable	(104,652)	
Other receivable	109,588	
Marketable securities	(5,205,225)	
Deposits	125,000	
Increase (decrease)		
Accounts payable	(29,826)	
Commissions payable	72,607	
Payable to clearing organization	5,205,225	
Total adjustments		218,975
Net cash flows provided by operating activities		171,684
Cash flows from investing activities		
Capital expenditures	(558)	
Net cash flows used for investing activities		(558)
Cash flows from financing activities		-
Net increase in cash		171,126
Cash and cash equivalents, beginning of year		1,871,754
Cash and cash equivalents, end of year		$ 2,042,880

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California The Company is subject to a minimum net capital requirement of $215,000 SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests, and mutual funds. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Camden Financial Services ("Camden") has executed a sub-clearing agreement with Finance 500, Inc. for purposes of clearing transactions with and for Camden's customers on a fully disclosed basis through Apex Clearing Corporation.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Security Transactions

Security transactions are reported on a settlement date basis which is generally the third business day following the transaction date. While generally accepted accounting principles require reporting on a trade date basis, the difference between trade date and settlement date is not material. Related commissions and expenses are recorded on the accrual basis.

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

Cash and cash equivalents, receivables, accounts payable, accrued expenses, and commissions payable - The carrying amounts reported in the Statement of Financial Condition for these items are a reasonable estimate of fair value.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value, continued

The following table presents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2012 on a recurring basis:

	Level 1	Level 2	Level 3	Total
Marketable securities, assets	$ 21,043,043	$ -	$ -	$ 21,043,043
Payable to clearing organization, liabilities	$ 21,043,043	$ -	$ -	$ 21,043,043

Marketable securities are based on quoted market prices in active markets for identical assets and liabilities.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over sixty months.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) ACCOUNTS RECEIVABLE

The accounts receivable represent commissions due to the Company from the sale of securities, limited partnership interests and mutual funds.

(3) MARKETABLE SECURITIES

Investment in securities at December 31, 2012, consists of trading securities with a fair value of $21,143,043.

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to clearing organization" on the Statement of Financial Condition.

(4) DEPOSITS

The Company is required to maintain certain deposit levels with a clearing organization. As of December 31, 2012, deposits of $250,000 consist of monies being held by Apex Clearing Corporation, which is the Company's clearing agent.

(5) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office machinery and equipment	$ 52,039
Office furniture and fixtures	251,508
	303,547
Less accumulated depreciation	(255,772)
Net property and equipment	$ 47,775

(6) INCOME TAXES

Income tax expense consists of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	-	-	-
Total	$ -	$ 800	$ 800

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred taxes are not material for the year ended December 31, 2012.

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. The Company's income tax returns for the years ending 2009 and forward remain open for examination by federal and state taxing authorities.

(7) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains cash accounts at Citibank, N.A. and First State Bank which had bank balances of $274,342 and $239,152, respectively, at December 31, 2012. Accounts at these institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation.

The Company also maintains a cash account at Apex Clearing Corporation (Apex) which had a balance of $1,575,000 at December 31, 2012. The Company also maintains a clearing deposit account at Apex which is required by the Securities and Exchange Commission. Accounts held at Apex are insured by the Securities Investor Protection Corporation.

(8) PENSION PLAN

The Company sponsors a 401(k) pension plan which is open to all employees who have been with the Company for at least three months. The Company matches 5% for every dollar the employee contributes to the plan. Employer contributions to the plan for the year amounted to $54,046.

(9) NET CAPITAL

The Company is subject to a $215,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2012, the net capital ratio was 0.38 to 1 and net capital was $1,786,766 which exceeded the required minimum capital by $1,571,766.

(10) COMMITMENTS

The Company entered into a seventy-one-month lease agreement expiring in 2016 for its offices in Irvine, California.

The remaining minimum future lease payments under this lease are:

Year Ended December 31,	Amount
2013	$ 300,718
2014	308,755
2015	316,792
2016	187,530
	$ 1,113,795

The Company has also entered into various operating leases on computer equipment. The terms of the leases are sixty month periods expiring in various years through 2016.

The remaining minimum future lease payments under the lease terms are:

Year Ended December 31,	Amount
2013	$ 17,940
2014	17,940
2015	17,940
2016	17,940
	$ 71,760

Rent expense for the year was $288,043.

(11) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 13, 2013. No transactions or events were found that were material enough to require recognition in the financial statements.

FINANCE 500, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Total equity from statement of financial condition		$ 2,707,115
Less non-allowable assets:		
Other receivable	$ (168,684)	
Property and equipment	(47,775)	
		(216,459)
Net capital before haircut		2,490,656
Haircut:		
Other marketable securities	(703,890)	
		(703,890)
Net capital		$ 1,786,766

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 45,537
Minimum dollar net capital required	$ 215,000
Net capital requirement (greater of above two figures)	$ 215,000
Excess net capital	$ 1,571,766

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 21,826,091
Deduct payable to clearing organization	(21,143,043)
Total aggregate indebtedness	$ 683,048
Ratio of aggregate indebtedness to net capital	0.38 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

FINANCE 500, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

FINANCE 500, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Finance 500, Inc.

In planning and performing our audit of the financial statements of Finance 500, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 13, 2013

FINANCE 500, INC.

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2012

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

FINANCE 500, INC.

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2012

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

The Board of Directors
Finance 500, Inc.
Irvine, California

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Finance 500, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Finance 500, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Finance 500, Inc.'s management is responsible for the Finance 500, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 13, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028302 FINRA DEC
FINANCE 500 INC 19*19
19762 MACARTHUR BLVD STE 200
IRVINE CA 92612-2497

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,431

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,431)

7/31/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,000

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,000

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,000

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Finance 500, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 29 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. *Total revenue* (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,100,018
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	152,493
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	8,332,962
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	42,067
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	8,527,522
2d. SIPC Net Operating Revenues	$ 4,572,496
2e. General Assessment @ .0025	$ 11,431

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